SOUTHPEAK INTERACTIVE CORPORATION
2900 Polo Parkway, Suite 200
Midlothian, Virginia 23113

April 28, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Application for Withdrawal of Registration Statement on Form S-4 (File No. 333-148691)

Ladies and Gentlemen:

On January 16, 2008, SouthPeak Interactive Corporation (“SouthPeak”) filed a Registration Statement on Form S-4 (File No. 333-148691) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). Amendments 1-4 to the Registration Statement were filed with the Commission on March 4, 2008, April 1, 2008, April 10, 2008 and April 11, 2008, respectively. In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SouthPeak hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits and amendments thereto.

No securities have been issued or sold under the Registration Statement, however, the Registration Statement was declared effective by the Commission on April 11, 2008.

The reason for this withdrawal is that, at a meeting of the stockholders of Global Service Partners Acquisition Corp. (“GSPAC”) convened on Thursday, April 24, 2008, the stockholders voted against a proposal to adopt the Agreement and Plan of Reorganization, dated January 15, 2008, as amended (the “Agreement”), pursuant to which a business combination between GSPAC and SouthPeak was planned. Because the proposal was not approved, the business combination contemplated by the Agreement will not occur and SouthPeak will be liquidated.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Mark Wishner at (703) 749-1352 or Christopher Davis at (703) 749-1305.

Very truly yours, /s/ Abhishek Jain Name: Abhishek Jain Title: President